                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the fiscal year ended December 31, 2001.

                                       or

[_] TRANSMISSION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ________________ TO ________________.

        Commission file number ...........................................0-7282

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Computer Horizons Corp. Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                           Computer Horizons Corp.
                           49 Old Bloomfield Avenue
                           Mountain Lakes, New Jersey 07046-1495

                              REQUIRED INFORMATION

Report of Independent Certified Public Accountants

Audited Statements of Net Assets Available for Benefits

Audited Statements of Changes in Net Assets Available for Benefits

Exhibits:

Exhibit 23.1  Consent of Independent Certified Public Accountants

                    FINANCIAL STATEMENTS AND REPORT OF
                 INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                         COMPUTER HORIZONS CORP.
                          EMPLOYEE SAVINGS PLAN

                       December 31, 2001 and 2000

                                 C O N T E N T S


                                                                              PAGE
Report of Independent Certified Public Accountants                              3


Financial Statements

   Statements of Net Assets Available for Benefits                              4

   Statements of Changes in Net Assets Available for Benefits                   5

   Notes to Financial Statements                                               6 - 11


Supplemental Schedule

   Report of Independent Certified Public Accountants on
      Supplementary Information                                                13

   Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes      14 - 15

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




Board of Trustees
   COMPUTER HORIZONS CORP. EMPLOYEE SAVINGS PLAN


We have audited the accompanying statements of net assets available for benefits of Computer Horizons Corp. Employee Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



GRANT THORNTON LLP
Edison, New Jersey
May 24, 2002

                  Computer Horizons Corp. Employee Savings Plan

                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS

                                  December 31,




                                                            2001            2000
                                                         -----------     -----------
ASSETS
   Investments                                           $40,410,131     $40,431,430
   Participant loans                                         724,380         836,550
                                                         -----------     -----------

                                                          41,134,511      41,267,980

   Contributions receivable
     Employee                                                181,265         246,213
     Employer                                                 41,128          50,356
                                                         -----------     -----------

     Total receivables                                       222,393         296,569
                                                         -----------     -----------

         Net assets available for benefits               $41,356,904     $41,564,549
                                                         ===========     ===========



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                  Computer Horizons Corp. Employee Savings Plan

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS

                             Year ended December 31,





                                                            2001           2000
                                                        ------------   ------------
Additions
   Employees' contributions                              $ 7,555,906   $  9,060,264
   Employer's contributions                                1,204,663      1,567,138
   Interest/dividend income                                1,121,149      2,178,369
   Net depreciation in fair value
     of investments                                       (4,519,274)    (5,875,976)
                                                         -----------   ------------

                                                           5,362,444      6,929,795
                                                         -----------   ------------

Deductions
   Withdrawals                                            (5,448,649)    (7,400,918)
   Deemed distribution                                       (67,772)      (183,053)
   Expenses                                                  (53,668)        (2,900)
                                                         -----------   ------------


                                                          (5,570,089)    (7,586,871)
                                                         -----------   ------------

         NET DECREASE IN NET ASSETS
            AVAILABLE FOR BENEFITS                          (207,645)      (657,076)
                                                         -----------   ------------

Net assets available for benefits at
   beginning of year                                      41,564,549     42,221,625
                                                         -----------   ------------

Net assets available for benefits at
   end of year                                           $41,356,904    $41,564,549
                                                         ===========    ===========






THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                  Computer Horizons Corp. Employee Savings Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2001 and 2000



NOTE A - DESCRIPTION OF THE PLAN

   The following description of Computer Horizons Corp. Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

   GENERAL

   The Plan, as amended, is a defined contribution employee profit-sharing plan covering all full-time employees of the Company who have completed at least six months of service and all part-time employees who have completed a minimum of one thousand (1,000) hours of service within a year.

   The Plan was established effective April 1, 1983, and amended as of January 1, 1984 and May 31, 1989, to be a qualified profit-sharing plan under Internal Revenue Code Section 401(a), with a qualified cash or deferred arrangement under Internal Revenue Code Section 401(k).

   The Plan was further amended and restated effective January 1, 1990 to comply with the requirements of the Tax Reform Act of 1986 and all applicable Federal laws subsequently enacted and relating thereto. A favorable determination letter dated September 1995 was received from the Internal Revenue Service ("IRS").

   On January 1, 1998, the Plan was further amended to reflect the appointment of Merrill Lynch as Plan Trustee. Merrill Lynch also acts as the recordkeeper. Other modifications to the Plan included (1) a reduction in the eligibility service period from one year to six months, (2) a change in the vesting period from 25% after three years of service and 100% after five years to 100% after three years, and (3) a change in investment options.

   CONTRIBUTIONS

   Each year participants may contribute from 3 to 15 percent of pretax annual compensation, defined as base pay (regular earnings plus overtime) plus commissions, not to exceed a maximum threshold as specified in the agreement. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. The Company contributes 25 percent of the first 4 percent of base compensation that a participant contributes to the Plan. On April 1, 2000, the Company raised this contribution amount to 50 percent of the first 4 percent of the base pay.

   In order to pass the required IRS Non-Discrimination Tests for the Plan, participants who exceeded the maximum contribution amounts for 1999 were refunded the excess amounts. The total amount refunded in March 2000 was approximately $253,000. In 2000 and 2001, no subsequent corrective distributions were made.

                  Computer Horizons Corp. Employee Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 2001 and 2000



NOTE A (CONTINUED)

   PARTICIPANT ACCOUNTS AND VESTING

   Separate accounts are maintained for each participant's contributions and earnings thereon. The participant may direct that the account be invested in one or more Funds permitted by the Plan (Note C). Upon termination of employment, a participant is entitled to 100% of the value of his Salary Deferral Account balance (pretax contributions of three to fifteen percent of compensation not to exceed a maximum threshold as specified in agreement), and Rollover Account balance (participants' qualifying rollover distributions), plus a specified percentage of his Employer Matching Account balance (participants' share of employer matching contributions) based upon the vesting provisions of the Plan (100% vested after three years of service). Forfeitures resulting from application of the vesting provisions are maintained separately by the Plan and are used to pay plan expenses or future employer contributions. Plan forfeitures approximate $199,000 and $243,000 for 2001 and 2000, respectively.

   WITHDRAWALS AND DISTRIBUTIONS UPON
       TERMINATION OF EMPLOYMENT

   Upon termination of employment for any reason, a participant's account balance or periodic payments thereof will be distributed to the participant or designated beneficiary, at his or her option. However, if the value of a participant's account is greater than $5,000, the participant's account will not be distributed before his normal retirement date without the written election of the participant. A participant may modify an election thereafter. If an account balance is less than $5,000, the Company will distribute the amount upon termination.

   LOANS TO PARTICIPANTS

   The Plan provides for loans to participants to a maximum of the lesser of (1) $50,000 or (2) 50% of the participant's account balance (a minimum $1,000 vested balance required). The loans are payable over a maximum of five years unless the loan is used to acquire a principal residence, in which case the maximum term is fifteen years with interest as specified in the Plan.

   The loans are secured by one-half of the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan. Interest rates ranged from 6.5% to 10.00% and 8.78% to 11.00% in 2001 and 2000, respectively. Principal and interest are paid ratably through payroll deductions.

   During 2001 and 2000, respectively, the Plan noted approximately $68,000 and $183,000 of defaulted loans. The Plan classified these outstanding balances as deemed distributions within the statements of changes in net assets available for benefits at December 31, 2001 and 2000.

                  Computer Horizons Corp. Employee Savings Plan

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 2001 and 2000



NOTE A (CONTINUED)

   TERMINATION

   Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time. Termination of the Plan shall result in discontinuance of all future Plan contributions and in full and immediate vesting for each participant of the entire amount standing to his or her credit; there shall not be any forfeitures with respect to any participant for any reason.

   ADMINISTRATIVE EXPENSES

   All administrative expenses, charged by the Plan's recordkeeper, Merrill Lynch, are borne by the Plan. Any expense not covered by the forfeitures is paid by the Plan Sponsor.

   WITHDRAWALS

   In June 2001, the Plan transferred $217,686 of participant account balances to the eB Networks Employee Savings Plan. (eB Networks is a former subsidiary of Computer Horizons Corp.)


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING

   The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America as applied to profit-sharing plans and in accordance with the terms of the trust agreement. The assets of the Plan are valued at quoted market value, at close on the last trade date of the year, except for the Guaranteed Fund which is valued at contract value at December 31, 2000, which approximates fair value, and the Plan's investment in pooled separate accounts which are stated at unit value, which approximates fair value as reported for the Plan by Merrill Lynch. Dividends are recorded on the ex-dividend date. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   USE OF ESTIMATES IN FINANCIAL STATEMENTS

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                Computer Horizons Corp. Employee Savings Plan

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 2001 and 2000



NOTE C - INVESTMENT OF FUNDS

   All contributions are remitted to the respective fund managers and invested, at the election of the participant, in one or a combination of funds. The funds available to participants are the Guaranteed Fund, various mutual funds and the Computer Horizons Corp. Common Stock Fund. All investments are participant-directed.

   GUARANTEED FUND

   The Guaranteed Fund is intended to provide fixed income with minimal risk. Contributions to the Guaranteed Fund are invested primarily under guaranteed investment contracts or contracts with an insurance company guaranteeing an annual effective interest rate for specified periods.

   The guaranteed investment contracts are included in the financial statements at contract value as of December 31, 2000, which approximates fair value, as reported to the Plan by the insurance company. The interest rate is guaranteed for the life of the contract. The initial contract term ranges from 3 to 5 years. There have been no new contracts purchased during 2001 and 2000. The average yield and crediting interest rate was 5.60% for The Travelers Insurance Company for 2001 and 2000. The amounts remitted to the insurance company for guaranteed income contracts become the assets of those companies, which, in turn, assume an obligation to fulfill the contract terms. The ultimate ability to repay principal and interest is dependent upon the financial stability of the insurance company.

   Guaranteed investment contracts at December 31 consist of the following:

                                                    2001             2000
                                                 ---------         --------

     The Travelers Insurance Company             $    -            $856,017
                                                 =========         ========

                Computer Horizons Corp. Employee Savings Plan

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 2001 and 2000



NOTE C (CONTINUED)

   MUTUAL FUNDS AND POOLED SEPARATE ACCOUNTS

   Investments in mutual funds and pooled separate accounts are valued at quoted market value and unit value, respectively, which approximates fair value and at December 31 consist of the following:

                                                                2001            2000
                                                             ------------   ------------
   Merrill Lynch Retirement Preservation Trust               $ 7,254,965*   $ 6,339,568*
   Merrill Lynch International Equity Fund                       812,436        979,720
   Merrill Lynch S&P 500 Index Fund                            9,467,370*    10,536,300*
   Merrill Lynch Small Cap Index Fund                          1,654,739      1,493,659
   Merrill Lynch Global Allocation Fund                        1,123,742      1,017,174
   Massachusetts Investors Trust                               8,819,061*    10,933,786*
   MFS Research Fund                                           2,514,464*     2,867,841*
   Merrill Lynch Balanced Capital Fund                         3,802,216*     3,822,538*
   Merrill Lynch Intermediate Corporate Bond Fund, Class A     1,020,693        783,636
   Merrill Lynch Intermediate Corporate Bond Fund, Class D       182,572
   Eaton Vance Worldwide Health Sciences Fund                    566,237
   Oppenheimer Developing Markets Fund                            25,311
   Van Kampen Emerging Growth Fund                               239,043
   AIM Balanced Fund                                              80,485
   Eaton Vance Income Fund of Boston                              53,252
   MFS Utilities Fund                                            162,471
   Massachusetts Investors Growth Stock Fund                     332,121
   ING Pilgrim International Value Fund                          165,590
   Davis Series Financial Fund                                   407,915
   Merrill Lynch Small Capital Value Fund                         43,201
   Pimco Innovations Fund                                        131,110
                                                             ------------   ------------

                                                             $38,858,994    $38,774,222
                                                             ===========    ===========

   *Denotes investments which exceed 5% of net assets available for Plan benefits at the end of the year.

   COMPUTER HORIZONS CORP. COMMON STOCK FUND

   Effective January 1, 1996, participants were able to invest contributions in the Computer Horizons Corp. Common Stock Fund, which invests in the common stock of the Plan Sponsor, Computer Horizons Corp. Merrill Lynch, as an independent agent, invests in the Company shares that are obtained by Merrill Lynch directly from the Company out of its authorized but unissued shares of

                Computer Horizons Corp. Employee Savings Plan

                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           December 31, 2001 and 2000



NOTE C (CONTINUED)

    common stock, out of its treasury shares, or on the open market. Total value of investments in Computer Horizons Corp. common stock at December 31, 2001 and 2000 valued at quoted market value is $1,543,617 and $670,837, respectively.

    The Plan's investment in mutual funds, pooled separate accounts and common stock (including gains and losses on investments bought and sold, as well as being held during the year) (depreciated) appreciated for 2001 and 2000 as follows:

                                                        2001             2000
                                                     -----------      -----------
    Mutual funds and pooled separate accounts        $(4,668,573)     $(2,854,078)
    Common Stock - Computer Horizons Corp.               149,299       (3,021,898)
                                                     -----------      -----------

                                                     $(4,519,274)     $(5,875,976)
                                                     ===========      ===========


NOTE D - RELATED PARTY TRANSACTIONS

   Certain Plan investments are shares of Mutual Funds managed by Merrill Lynch. Merrill Lynch is the Plan's Recordkeeper and Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees for the investment management services are borne by the Plan, and were not significant at December 31, 2001 and 2000.


NOTE E - TAX STATUS OF THE PLAN

   The Internal Revenue Service has determined and informed the Company by a letter dated September 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                              SUPPLEMENTAL SCHEDULE

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                          ON SUPPLEMENTARY INFORMATION





Board of Trustees
   COMPUTER HORIZONS CORP. EMPLOYEE SAVINGS PLAN


Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





GRANT THORNTON LLP
Edison, New Jersey
May 24, 2002

                                     Computer Horizons Corp. Employee Savings Plan
                                              EIN: 13-2638902, Plan # 001

                         SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                   December 31, 2001


(a)  (b) Identity of issuer, borrower,
         lessor or similar party                                (c) Description of investment            (e) Current value
         -----------------------                                    -------------------------                -------------
         Mutual Funds and Pooled Separate Accounts
           ML Retirement                                        A low risk fund which provides
           Preservation Trust                                   preservation of capital, liquidity
               7,254,965.29 shares*                             and current income at levels that
                                                                are typically higher than those
                                                                provided by money market funds.              $  7,254,965

           ML International Equity Fund                         A stock fund that seeks capital
               100,424.68 shares*                               appreciation and income through
                                                                investment primarily in stocks
                                                                located in countries other
                                                                than the United States.                           812,436

           ML S&P 500 Index Fund                                A stock fund that invests in
               672,398.41 shares*                               individual stocks
                                                                corresponding with the Standard &
                                                                Poor's 500 Index.                               9,467,370

           ML  Small Cap Index Fund                             A stock fund that includes smaller
               157,145.17 shares*                               capitalization stocks from various
                                                                industrial sectors.                             1,654,739

           ML Global Allocation Fund                            A growth and income fund which
               87,450.79 shares*                                seeks high total investment return
                                                                consistent with prudent risk.                   1,123,742

           Massachusetts Investors Trust                        A conservative growth and income
               531,909.58 shares*                               fund which invests primarily in
                                                                stocks and seeks reasonable
                                                                current income and long-term
                                                                growth of income and capital.                   8,819,061

           MFS Research Fund                                    A moderate growth fund which
               133,748.09 shares*                               primarily invests in stocks and
                                                                seeks long-term growth of capital
                                                                and future income.                              2,514,464

           ML  Balanced Capital Fund                            A growth and income fund which
               142,245.27 shares*                               seeks the highest total investment
                                                                return consistent with prudent
                                                                risk.                                           3,802,216

           ML Intermediate Corporate Bond Fund,                 An income fund which invests over
               Class A, 90,406.78 shares*                       80% in domestic bonds and seeks a
                                                                high level of current income.                   1,020,693

           ML Intermediate Corporate Bond Fund,                 An income fund which invests over
               Class D 16,171.09 shares*                        80% in domestic bonds and seeks a
                                                                high level of current income.                     182,572

           Eaton Vance Worldwide Health Sciences Fund           A fund that seeks long-term
               54,814.78 units*                                 capital growth by investing in global
                                                                and diversified portfolios of health
                                                                sciences companies.                               566,237

           Oppenheimer Developing Markets Fund                  A fund that aggressively seeks
               1,905.92 units*                                  capital appreciation through
                                                                investments mainly in stocks of
                                                                emerging and developing markets.                   25,311

           Van Kampen Emerging Growth Fund                      A fund that seeks capital
               5,648.46 units*                                  appreciation through investments
                                                                primarily in common stock of                      239,043
                                                                emerging growth companies.

           AIM Balanced Fund                                    A fund that seeks to provide
               3,102.73 units*                                  preservation of capital through a
                                                                broadly diversified portfolio of
                                                                common stocks, preferred stocks,
                                                                convertible securities and bonds.                  80,485

           Eaton Vance Income Fund of Boston                    An income fund that seeks to
               8,758.54 units*                                  provide current income and
                                                                reasonable preservation of capital.                53,252

                                     Computer Horizons Corp. Employee Savings Plan
                                              EIN: 13-2638902, Plan # 001

                         SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                      (CONTINUED)

                                                   December 31, 2001

(a)  (b) Identity of issuer, borrower,
         lessor or similar party                                (c) Description of investment            (e) Current value
         -----------------------                                    -------------------------                -------------
         MFS Utilities Fund                                     A fund that seeks capital growth
             18,631.94 units*                                   and current income.                           $    162,471

         MASS Investors Growth Stock Fund                       A growth fund which primarily
             25,765.85 shares*                                  invests in stocks and seeks
                                                                long-term growth of capital and
                                                                future income.                                     332,121

         ING Pilgrim International Value Fund                   A fund that seeks long-term
             12,876.45 units*                                   capital appreciation through
                                                                investments primarily in foreign
                                                                companies with market
                                                                capitalization greater than
                                                                $1 billion.                                        165,590

         Davis Series Financial Fund                            A stock fund that seeks growth of
             12,368.55 units*                                   capital through investing in
                                                                common stock of financial
                                                                companies.                                         407,915

         ML Small Cap Value Fund                                A fund that seeks long-term
             1,792.61 shares*                                   growth of capital by investing in
                                                                a diversified portfolio of
                                                                securities.                                         43,201

         Pimco Innovations Fund                                 A fund that seeks capital
             5,798.77 units*                                    appreciation through investments
                                                                in stocks of companies which utilize
                                                                innovative technologies to
                                                                gain a strategic competitive
                                                                advantage in their industry.                       131,110
                                                                                                               -----------
                                                                                                               $38,858,994
                                                                                                               ===========

         Cash                                                                                                  $     7,520
                                                                                                               ===========

         Stocks
         Computer Horizons Corp.                                Common stock                                   $ 1,543,617
             480,877.49 shares *                                                                               ===========


         Participant loans, with interest which
         ranges from 6.5% to 10.00%                                                                            $   724,380
                                                                                                               ===========


         *Party-in-interest

                                                               EXHIBIT 23.1

                CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


We have issued our report dated May 24, 2002, accompanying the financial statements and schedules included in the Annual Report of Computer Horizons Corp. Employee Savings Plan on Form 11-K for the year ended December 31, 2001. We hereby consent to the incorporation by reference of said report in the Registration Statement of Computer Horizons Corp. on Form S-8 (File No. 033-64763), effective December 5, 1995.



GRANT THORNTON LLP


Edison, New Jersey
June 28, 2002